FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number: 333-120810

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

THE9 LIMITED

Form 6-K

Page
Announcement regarding 9Webzen	3
Signature	5

The9 Announces Change of Its Shareholding in 9Webzen

Shanghai, China – December 22, 2005. The9 Limited (Nasdaq: NCTY) (“The9”), a leading online game operator in China, announced today that The9’s shareholding in 9Webzen Limited, a joint venture between a wholly-owned subsidiary of The9 and Webzen, Inc., has recently decreased from 51% to 30%, pursuant to a share purchase agreement concerning The9’s sale and transfer of 21% of 9Webzen’s issued share capital to Webzen. 9Webzen was formed in October 2002 by The9 and Webzen to launch and operate MU in China.

Mr. Jun Zhu, The9’s Chairman and Chief Executive Officer, commented: “While we have reduced our shareholding in 9Webzen, we are delighted to continue into a fourth year of our relationship with our trusted and valued partner, Webzen, a world renowned online game developer. We believe our ties with Webzen and our mutual commitment to each other is strengthened by this change and by the recent exclusive license that The9 obtained from Webzen to operate Soul of The Ultimate NationTM in China. Going forward, we are eager to cooperate with Webzen on additional endeavors through 9Webzen, including a 3D-MMORPG being developed by Webzen’s China studio.”

About The9 Limited

The9 Limited is a leading online game operator and developer in China which commenced operations in 1999. Currently, The9’s business is primarily focused on operating and developing MMORPGs. The9 directly or through affiliates operates licensed MMORPGs, consisting of WoW, MU and Mystina Online, in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada and Soul of The Ultimate NationTM. In addition, The9 has developed its first proprietary MMORPG titled “Joyful Journey West”, which entered all-access public open beta testing in August 2005.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry and information disseminated over the Internet in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual report on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about The9, please contact:

Ms. Hannah Lee, CA, CPA (Illinois)

Vice President & Chief Financial Officer

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: December 22, 2005